Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated September 16, 2016

Relating to Preliminary Prospectus dated September 13, 2016

Registration No. 333-211714

This free writing prospectus relates only to, and should be read together with, the preliminary prospectus dated September 13, 2016 (the “Preliminary Prospectus”) that was included in Amendment No. 4 to the Registration Statement on Form F-1 (File No. 333-211714) (the “Registration Statement”) relating to the initial public offering of common shares of AC Immune SA (the “Company”). On September 16, 2016, the Company filed Amendment No. 5 to the Registration Statement, which may be accessed through the following link:  http://www.sec.gov/Archives/edgar/data/1651625/000119312516711781/d16439df1a.htm. This free writing prospectus should be read together with the Preliminary Prospectus included in the Registration Statement, including the section captioned “Risk Factors” beginning on page 12 of the Preliminary Prospectus. Capitalized and other terms used, but not defined, herein have the meanings set forth in the Preliminary Prospectus.

The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, Eleven Madison Avenue, New York, NY 10010, or by calling toll-free (800) 221-1037 or emailing a request to newyork.prospectus@credit-suisse.com, Jefferies LLC, Attention: Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, or by calling toll-free 877-821-7388, or by emailing a request to prospectus_department@jefferies.com, or from Leerink Partners LLC, Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA, 02110, or by phone at 1-800-808-7525, ext. 6142, or by email at Syndicate@leerink.com.

The following information is set forth in Amendment No. 5 to the Registration Statement supplements and updates the information contained in the Preliminary Prospectus.

Updates to “Prospectus Summary—Summary Historical and Other Financial Information”

The tabular disclosure set forth in the section of the Preliminary Prospectus captioned “Prospectus Summary—Summary Historical and Other Financial Information” has been revised as follows:

	As at June 30, 2016
	Actual	As Adjusted (1)(2)
(in CHF ‘000)
Cash and cash equivalents	82,377	145,017
Total assets	103,282	149,360
Accumulated deficit	(33,825)	(33,825)
Total equity	90,542	136,620
Total equity and liabilities	103,282	149,360

(1)	As adjusted balance sheet data gives effect to (i) our issuance and sale of 4,545,456 common shares in this offering, assuming an initial public offering price of $12.00 per common share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and (ii) our receipt in July 2016 of the Anti-Tau Antibody Phase 1 Milestone Payment described under “Prospectus Summary—Anti-Tau Antibody Phase 1 Milestone Payment.”

(2)	Each $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our as adjusted cash and cash equivalents and as adjusted total shareholders’ equity by $4.2 (CHF 4.1) million, assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) as adjusted cash and cash equivalents and as adjusted total shareholders’ equity by $11.2 (CHF 10.9) million, assuming that the assumed initial public offering price remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

Updates to “Risk Factors—Risks Related to this Offering and Our Common Shares”

The following risk factor set forth on page 47 of the Preliminary Prospectus under the caption “Risk Factors—Risks Related to this Offering and Our Common Shares” has been revised as follows:

If you purchase common shares in this offering, you will suffer immediate dilution of your investment.

The initial public offering price of our common shares is substantially higher than the as adjusted net tangible book value per common share. Therefore, if you purchase common shares in this offering, you will pay a price per common share that substantially exceeds our as adjusted net tangible book value per common share after this offering. To the extent outstanding options are exercised, you will incur further dilution. Based on the initial public offering price of $12.00 per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of CHF 7.60 ($7.78) per common share, representing the difference between our as adjusted net tangible book value per common share after giving effect to this offering and the initial public offering price. In addition, purchasers of common shares in this offering will have contributed approximately 27.0% of the aggregate price paid by all purchasers of common shares issued by us but will own only approximately 8.4% of our common shares outstanding after this offering. See “Dilution.”

Updates to “Capitalization”

The tabular disclosure set forth in the section of the Preliminary Prospectus captioned “Capitalization” has been revised as follows:

	As at June 30, 2016
	Actual	As Adjusted	As Further Adjusted(1)
	(in CHF thousands) (unaudited)
Cash and cash equivalents	82,377	96,377	145,017

Stockholders’ equity
Common shares nominal value CHF 0.02 per share, 10,814,500 shares issued and outstanding, actual; 65,443,542 shares authorized, 49,396,042 shares issued and outstanding, as adjusted; and 65,443,542 shares authorized, 53,941,498 shares issued and outstanding, as further adjusted	216	988	1,079
Preferred shares nominal value CHF 0.02 per share, 38,577,042 authorized preferred shares; 38,577,042 preferred shares issued and outstanding, actual; no shares authorized or issued and outstanding, as adjusted or as further adjusted	772	—	—
Share premium	123,379	123,380	169,366
Accumulated (deficit)	(33,825)	(33,825)	(33,825)

Total stockholders’ (deficit) equity	90,542	90,542	136,620

Total capitalization	90,542	90,542	136,620

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per share would increase (decrease) each of as further adjusted cash and cash equivalents, additional paid-in capital, total capitalization and shareholders’ equity by $4.2 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 in the number of shares offered by us would increase (decrease) as further adjusted cash and cash equivalents, additional paid-in capital, total shareholders’ equity and capitalization by $11.2 million, assuming an initial public offering price of $12.00 per share, after deducting the underwriting discount and estimated offering expenses payable by us.

Updates to “Dilution”

The disclosure set forth in the second and third paragraphs and the accompanying table set forth under the section of the Preliminary Prospectus captioned “Dilution” has been revised to read as follows:

Net tangible book value is determined by dividing our total tangible assets less our total liabilities by the number of our common shares outstanding. Our historical net tangible book value as of June 30, 2016 was $92.7 (CHF 90.5) million, or $8.57 (CHF 8.37), per common share (on a fully diluted basis). Our as adjusted net tangible book value as at June 30, 2016, before giving effect to this offering was $92.7 (CHF 90.5) million, or $1.88 (CHF 1.83) per common share, based on the total number of our common shares outstanding as at June 30, 2016, after giving effect to (i) the conversion of all preferred stock outstanding as of June 30, 2016 into an aggregate of 38,577,042 common shares, (ii) our receipt in July 2016 of the Anti-Tau Antibody Phase 1 Milestone Payment described under “Prospectus Summary—Anti-Tau Antibody Phase 1 Milestone Payment” and (iii) the exercise of options into a total of 4,500 common shares between July 1, 2016 and August 31, 2016.

Dilution per share to new investors represents the difference between the amount per share paid by purchasers of common shares in this offering and the as further adjusted net tangible book value per common share immediately after completion of this offering. After giving effect to the sale of 4,545,456 common shares in this offering at an assumed initial public offering price of $12.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the underwriting discount and estimated expenses payable by us, our as further adjusted net tangible book value as at June 30, 2016 would have been $139.8 (CHF 136.6) million, or $2.59 (CHF 2.53) per share. This represents an immediate increase in as adjusted net tangible book value of $10.38 (CHF 10.14) per share to existing shareholders and an immediate dilution of $7.78 (CHF 7.60) per share to investors participating in this offering, as illustrated in the following table:

	(in USD)	(in CHF)

Assumed initial public offering price per share	12.00	11.72
Historical net tangible book value per share at June 30, 2016	8.57	8.37
As adjusted net tangible book value per share at June 30, 2016, before giving effect to this offering but giving effect to the adjustments described in the second immediately preceding paragraph	1.88	1.83
Increase in as adjusted net tangible book value per share attributable to new investors purchasing shares in this offering	10.38	10.14
As further adjusted net tangible book value per share after giving effect to this offering	2.59	2.53
Dilution per share to investors participating in this offering	7.78	7.60

In addition, the tabular disclosure set forth immediately following the fifth paragraph set forth under the section of the Preliminary Prospectus captioned “Dilution” has been revised as follows:

	Total Shares		Total Consideration (USD ‘000)		Total Consideration (CHF ‘000)		Average Price per Share (USD)	Average Price per Share (CHF)
	Number	Percent	Amount	Percent	Amount	Percent
Existing stockholders before this offering	49,396,042	91.6%	127,290	73.0%	124,367	73.0%	2.58	2.25
Investors participating in this offering	4,545,456	8.4	47,160	27.0	46,077	27.0	10.38	10.14

Total	53,941,498	100.0%	174,450	100.0%	170,445	100.0%	3.23	3.16

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